

16014966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeMark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 44th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd L. Cromwell (212) 888-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd L. Cromwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeMark Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO - FINOP

Title



Notary Public

BRIAN FORMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FO6318258
Qualified in Nassau County
My Commission Expires January 26, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary
Schedules
December 31, 2015

(With Report of Independent Registered Public Accounting Firm
Thereon)

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Table of Contents
December 31, 2015

Page(s)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of:
HedgeMark Securities, LLC:

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HedgeMark Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

March 14, 2016

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	91,720
Due from affiliate - HedgeMark Advisors, LLC (note 3)		6,695
Due from affiliate - The Bank of New York Mellon (note 3)		263
Prepaid expenses and other assets		5,679
Total assets	$	104,357
Liabilities and Member's Equity		
Liabilities:		
Due to affiliate - HedgeMark International, LLC (note 3)	$	6,992
Accounts payable, accrued expenses and other liabilities		30,124
Total liabilities		37,116
Member's Equity		
Paid-in-capital - HedgeMark International, LLC	$	222,599
Accumulated deficit		(155,358)
Total member's equity		67,241
Total liabilities and member's equity	$	104,357

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Operations
For the year ended December 31, 2015

Revenues:		
Marketing fees	$	96,060
Total revenues		96,060
Expenses:		
Professional fees	$	108,287
Compensation and benefits		78,500
Regulatory		7,787
General and administrative		4,936
Occupancy		3,000
Information technology		2,271
Total expenses		204,781
Net loss	$	(108,721)

See accompanying notes to financial statements.

HedgeMark Securities, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)

Statement of Changes in Member's Equity

For the year ended December 31, 2015

	Paid-in-Capital	Retained Earnings	Total member's equity
Balance, January 1, 2015	$ 168,299	$ (46,637)	$ 121,662
Contributions	54,300	-	54,300
Net loss	-	(108,721)	(108,721)
Balance, December 31, 2015	$ 222,599	$ (155,358)	$ 67,241

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(108,721)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash capital contribution from HedgeMark International, LLC		54,300
(Increase) decrease in assets:		
Due from affiliate - HedgeMark Advisors, LLC		9,576
Due from affiliate - The Bank of New York Mellon		(263)
Prepaid expenses and other assets		29
Increase (decrease) in liabilities:		
Accounts payable, accrued expenses and other liabilities		(22,760)
Due to affiliate - HedgeMark International, LLC		(7,208)
Due to affiliate - The Bank of New York Mellon		(11,728)
Net cash used in operating activities		(86,775)
Net decrease in cash		(86,775)
Cash, beginning of year		178,495
Cash, end of year	$	91,720

See accompanying notes to financial statements.

1. Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company, as well as HMI, was acquired fully by The Bank of New York Mellon Corporation on May 1, 2014 and is an indirect, wholly owned subsidiary of The Bank of New York Mellon ("BNYM"). The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities. During 2015 the Company did not engage in a securities business. As such, the Company is not subject to a net capital requirement in accordance with the SEC staff interpretation in SEA Rule 15c3-1(a)/03 of FINRA's Interpretations of Financial and Operational Rules.

2. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

All cash is held at an affiliated financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

(c) Accrued expenses and other liabilities

Expenses are recorded on the accrual basis as incurred.

(d) Marketing Fees

Pursuant to an Expense and Revenue Sharing Agreement, HMI, directly or through HedgeMark Advisors, LLC ("HMA"), shall compensate the Company for its distribution of funds monitored by HMA at a rate equal to the Company's cost plus 3%. Marketing fees are earned monthly and recognized as such. During 2015, the Company did not engage in any distribution activities relating to funds monitored by HMA; however, HMA did continue to pay the Company the "cost plus 3%" Marketing Fees to assist the Company in paying other expenses since it was inactive and did not have any other source of revenue.

(e) Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the Company's ultimate parent, BNYM. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

(f) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

3. Related Party Activities

As indicated in Note 2, HMI, directly or through HMA, pays the Company a per month marketing fee based on costs incurred by the Company plus 3%. These payments are recognized as revenue and are reflected as *Marketing fees* in the Statement of Operations. From January 1, 2015 through May 31, 2015, the Company used its total expenses in its calculation of these marketing fees. Subsequent to May 31, 2015, the Company used the allocation described below, and certain regulatory expenses paid directly by the Company, to calculate its marketing fee.

HMI charges an allocation of $6,992 per month for certain overhead costs and staff expenses based on usage and the terms of the expense sharing agreement between the two companies. The amount due to HMI at December 31, 2015 was $6,992.

During the year, HMI accrued for the Company's audit expense and will bear the liability of payment on behalf of the Company. HMI will seek no reimbursement for this expense. It is reflected as a capital contribution on the Company's Statement of Financial Condition. The amount of the capital contribution is $54,300.

BNYM, as the parent company, pays all expenses on behalf of the Company and is reimbursed through the use of intercompany transactions. The amount due to BNYM at December 31, 2015 was $0.

4. Net Capital Requirements

Pursuant to its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As stated above in Note 1, as an inactive broker-dealer, the Company does not have a net capital requirement. Notwithstanding that fact, the SEC and FINRA informed the Company that it should reflect a net capital requirement of $5,000 in its filings with FINRA and the SEC. As of December 31, 2015, the Company had net capital of ($20,051).

5. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2015, the Company determined there were no material uncertain tax positions. As a result, no income tax liability has been recorded for the year ended December 31, 2015.

6. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through March 14, 2016, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2015
Total aggregate indebtedness	$	37,116
Net capital		
Paid-in-Capital	$	222,599
Retained earnings		(155,358)
Total capital	$	67,241
Deductions:		
Nonallowable assets:		
Cash - affiliated bank account	$	74,655
Due from affiliate		6,958
Other assets		5,679
Total nonallowable assets	$	87,292
Other deductions and/or charges		-
Net capital	$	(20,051)
Computation of basic net capital requirement		
Minimum net capital required	$	2,474
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Net capital deficit	$	(25,051)
Ratio of aggregate indebtedness to net capital		N/A

HedgeMark Securities, LLC ("HMS") did not conduct, nor engage in, a securities business during 2015. As such, the SEC staff interpretation in SEA Rule 15c3-1(a)/03 of FINRA's Interpretations of Financial and Operational Rules applies to the Company. The guidance states that "[a]n inactive exchange member is not subject to a net capital requirement so long as he is not conducting or engaged in the securities business," applies to HMS. The ratio of aggregate indebtedness to net capital is not applicable due to the net capital deficit and the ratio not being meaningful. No material differences exist between the above computation and the computation included in the Company's amended and unaudited December 31, 2015 FOCUS report filed on March 14, 2016.

Schedule II
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation for Determination of Reserve Requirements under Rule
15c3-3 of the Securities and Exchange Commission

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

HedgeMark Securities, LLC

Exemption Report

HedgeMark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

HedgeMark Securities, LLC

I, Todd Cromwell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Todd Cromwell, FINOP

March 14, 2016



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

March 14, 2016